TD BANK GROUP DECLARES DIVIDENDS
(all amounts in Canadian dollars)
TORONTO – February 29,

2024 -

The Toronto

-Dominion Bank (the "Bank") today announced
that a dividend in an amount of one dollar and two cents

($1.02) per fully paid common share in
the capital stock of the Bank has been declared for the

quarter ending April 30, 2024, payable on
and after April 30,

2024, to shareholders of record at the close of business

on April 9, 2024.

In lieu of receiving their dividends in cash, holders of the Bank’s common shares may choose to
have their dividends reinvested in additional common shares

of the Bank in accordance with the
Dividend Reinvestment Plan (the “Plan”).
Under the Plan, the Bank has the discretion to either purchase the additional common shares in
the open market or issue them from treasury.

If issued from treasury,

the Bank may decide to
apply a discount of up to 5% to the Average Market

Price (as defined in the Plan) of the additional
shares.

For the April 30, 2024 dividend, the Bank will issue the

additional shares from treasury,
with no discount.
Registered holders of record of the Bank's common shares

wishing to join the Plan can obtain an
Enrolment Form from TSX Trust

Company (1-800-387-0825) or on the Bank's website,
www.td.com/investor/drip.jsp.

In order to participate in the Plan in time for this dividend,
Enrolment Forms for registered holders must be received

by TSX Trust Company at P.O.

Box
4229, Postal Station A, Toronto,

Ontario, M5W 0G1, or by facsimile at 1-888-488-1416,

before
the close of business on April 9, 2024.

Beneficial or non-registered holders of the Bank's
common shares wishing to join the Plan must contact their

financial institution or broker for
instructions on how to enroll in advance of the above

date.
Registered holders who participate in the Plan and who wish to terminate that participation so that
cash dividends to which they are entitled to be paid on and

after April 30,

2024 are not reinvested
in common shares under the Plan must deliver written notice

to TSX Trust Company at the above
address by no later than April 9, 2024.

Beneficial or non-registered holders who participate

in the
Plan and who wish to terminate that participation so that

cash dividends to which they are entitled
to be paid on and after April 30, 2024 are not reinvested in common shares under the Plan must
contact their financial institution or broker for instructions on how to terminate participation in the
Plan in advance of April 9, 2024.
The Bank also announced that dividends have been declared

on the following Non-Cumulative
Redeemable Class A First Preferred Shares of the Bank, payable on and after April 30,

2024, to
shareholders of record at the close of business on April

9, 2024:

●

Series 1, in an amount per share of $0.228875;
●

Series 3, in an amount per share of $0.2300625;
●

Series 5, in an amount per share of $0.24225;
●

Series 7, in an amount per share of $0.2000625;
●

Series 9, in an amount per share of $0.202625;
●

Series 16, in an amount per share of $0.3938125;
●

Series 18, in an amount per share of $0.3591875;
●

Series 22, in an amount per share of $0.325;

●

Series 24, in an amount per share of $0.31875;
●

Series 27, in an amount per share of $28.75; and

●

Series 28, in an amount per share of $36.16.
The Bank for the purposes of the Income Tax

Act (Canada) and any similar provincial legislation
advises that the dividend declared for the quarter ending

April 30, 2024 and all future dividends
will be eligible dividends unless indicated otherwise.
About TD Bank Group
The Toronto

-Dominion Bank and its subsidiaries are collectively

known as TD Bank Group ("TD"
or the "Bank"). TD is the sixth largest bank in North America by assets and serves over 27.5
million customers in four key businesses operating in a

number of locations in financial centres
around the globe: Canadian Personal and Commercial Banking,

including TD Canada Trust and
TD Auto Finance Canada; U.S. Retail, including TD

Bank, America's Most Convenient Bank®, TD
Auto Finance U.S., TD Wealth (U.S.), and an investment

in The Charles Schwab Corporation;
Wealth Management and Insurance, including TD

Wealth (Canada), TD Direct Investing,

and TD
Insurance; and Wholesale Banking, including TD Securities

and TD Cowen. TD also ranks
among the world's leading online financial services firms,

with more than 17 million active online
and mobile customers. TD had $1.91 trillion in assets

on January 31, 2024. The Toronto-
Dominion Bank trades under the symbol "TD" on the Toronto

and New York

Stock Exchanges.
For more information contact:

Jennifer dela Cruz
Senior Legal Officer,

Corporate
Legal Department – Shareholder Relations
(416) 944-6367
Toll

free 1-866-756-8936
Elizabeth Goldenshtein
Senior Manager, Corporate

Communications
(416) 994-4124